ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
                           1345 Avenue of the Americas
                            New York, New York 10105



                                                          April 23, 2008

Ms. Sally Samuel, Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re: AllianceBernstein Variable Products Series Fund, Inc. Registration Statement on Form N-1A
                File Nos. 33-18647 and 811-5398

Dear Ms. Samuel:

     In connection with the Company's Registration Statement on Form N-1A filed with the SEC on April 23, 2008, in accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 thereunder, the undersigned hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective on April 28, 2008.


                                             Very truly yours,

                                             AllianceBernstein Variable Products
                                             Series Fund, Inc.


                                             By: /s/ Christina A. Morse
                                                 ----------------------
                                                     Christina A. Morse
                                                     Assistant Secretary


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